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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,030,000	$144.74

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,900,000 shares of common stock, no par value per share, at the maximum tender offer price of $0.70 per share in cash.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144.74	Filing Party: Tucows Inc.
Form of Registration No.: SC TO-I File No. 005-49487	Date Filed: September 17, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 1 ("Amendment No. 1") amends the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Tucows Inc., a Pennsylvania corporation ("Tucows"), with the Securities and Exchange Commission (the "SEC") on September 17, 2010, which relates to the tender offer by Tucows to purchase 2,900,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Tucows has offered to purchase these shares at a price not greater than $0.70 per share nor less than $0.61 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Tucows' offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2010, as amended herein by the Amended Offer to Purchase, dated September 23, 2010, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer".

        This Amendment No. 1 is being filed to correct an administrative error on page iii of the Offer to Purchase, attached to the Schedule TO as Exhibit No. 99(a)(1)(A), that improperly states that the Offer shall expire on Tuesday, November 16, 2010. We hereby correct that administrative error by filing an amended Offer to Purchase, attached hereto as Exhibit No. 99(a)(1)(A) to this Amendment No. 1, that amends the expiration date of the Offer set forth on page iii from Tuesday, November 16, 2010 to Tuesday, October 19, 2010. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference to all of the applicable items in Schedule TO.

Item 12.    Exhibits.

        Item 12 of Schedule TO is hereby amended as follows:

(a)(1)(A)	Amended Offer to Purchase, dated September 27, 2010
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2) - (a)(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated September 17, 2010
(a)(5)(B)*	Press Release, dated September 17, 2010
(d)(1)*	Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan

*
Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on September 17, 2010.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

/s/ MICHAEL COOPERMAN Michael Cooperman Chief Financial Officer
September 27, 2010

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Exhibit Index

(a)(1)(A)	Amended Offer to Purchase, dated September 27, 2010
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2) - (a)(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated September 17, 2010
(a)(5)(B)*	Press Release, dated September 17, 2010
(d)(1)*	Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan

*
Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on September 17, 2010.

4

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  Item 12. Exhibits.
SIGNATURE